Exhibit 12.1

MBIA Inc. and Subsidiaries

Ratio of Earnings to Fixed Charges

						Six months ended June 30, 2010
Years Ended December 31,	2005	2006	2007	2008	2009
(in millions, except ratios)
Earnings
Pre-tax income (loss)	$1,017	$1,133	$(3,066)	$(3,727)	$1,217	$(291)
Add - Fixed Charges - see below	824	1,185	1,588	1,173	487	193
Less - Preferred dividend requirement of consolidated subsidiary	n/a	n/a	n/a	n/a	11	n/a

Adjusted Pretax Income (loss)	$1,841	$2,318	$(1,478)	$(2,554)	$1,693	$(98)

Fixed Charges
Interest Expense	$822	$1,184	$1,587	$1,172	$475	$193
Portion of rentals deemed to be interest	2	1	1	1	1	n/a
Preferred dividend requirement of consolidated subsidiary	n/a	n/a	n/a	n/a	11	n/a

Total fixed charges	$824	$1,185	$1,588	$1,173	$487	$193

Ratio of earnings to fixed charges(1):
Ratio(2)	2.23	1.96	n/m	n/m	3.48	n/m
Coverage deficiency(3)	$—	$—	$(3,066)	$(3,727)	$—	$(291)

(1)	Since MBIA Inc. has not issued preferred stock, there is no difference between the ratio of earnings to fixed charges and the ratio of earnings to fixed charges and preferred stock dividends.
(2)	Ratios of less than one-to-one are presented as “n/m” or not meaningful.
(3)	Represents additional earnings that would be necessary to result in a one-to-one ratio.